PROCESSED





RECEIVED

JAN 18 2007

THOMSON FINANCIAL

Paris, December 21, 2006



07020350

Press Release

SUPPL

Air Liquide acquires 100% of Japan Air Gases (JAG)

Air Liquide, which currently owns **55% of Japan Air Gases (JAG)** and has operational management, announces **the purchase of the remaining 45% currently held by The Linde Group**, based on an enterprise value which represents 9.5x EBITDA. Consequently The Linde Group will receive €590M. The completion of this transaction is subject to approval by the European competition authorities. JAG **total revenues are estimated in 2006 to be around €930M** and are currently fully consolidated in the Group's accounts. This acquisition will have a positive impact on the Group's results from 2007.

Japan Air Gases (JAG) was created in January 2003 following the merger of the industrial and medical gas businesses of Air Liquide Japan and Osaka Sanso Kogyo (BOC's Japanese subsidiary). Following the successful integration, Japan Air Gases has become **a significant player** in the Japanese market, employing more than **2,000 people.** Over the past four years, the company has made investments of more than **300 million euros,** half during the course of 2006 alone, in order to accompany the development of its customers. Most recently, a **promising partnership** was established between JAG and Toshiba Corporation for the supply of **services relating to the analysis and evaluation of products and equipment** for the electronics industry.

Air Liquide has been present in Japan since 1907, supplying gas to the shipbuilding industry which required oxygen and acetylene welding and cutting techniques. Today, Japan is a strategic market for Air Liquide, where in addition to Japan Air Gases, it has a Research Center, an Engineering center and has also located its **worldwide Electronics division management.**

Benoît Potier, Chairman and Chief Executive Officer of the Air Liquide Group, declared: ***"This reinforcement of our position in Japan constitutes a new major strategic step forward for the Group in Asia, precisely when the Japanese market has returned to growth. From now on, thanks to Air Liquide's presence in more than 70 countries, Japan Air Gases will be able to accompany its customers in their developments throughout the world. Today, with nearly 20% of the Group's revenues, Asia lies at the heart of our growth strategy."***

****

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development,** help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com

Jan 1/17

AIR LIQUIDE

information

Paris, December 19, 2006

Press Release

Australia: Three successes in the coal mining industry

With 30% of the world total, Australia is the **world's largest exporter** of **black coal** which is Australia's largest export. In 2005/06 this was worth around 15 billion euros exports which is an increase of 43% over 2004/05. The mining industry is likely to remain a key driver in the continuing growth of Australia's business investment over the coming years.

In this context, **Air Liquide has gained three nitrogen contracts for coal mine use with world leading mining companies for AMSA series Floxal units**. In the AMSA units, **nitrogen** is extracted from the air directly on the customer site using selective polymer membranes.

Coal has a propensity to self heat during and after mining resulting sometimes in a "spontaneous combustion" event. Traditionally, in underground mines heating events mean that the mine must be evacuated, the seals shut and waiting for the problem to stabilise by itself – which may or may not occur. Air Liquide's AMSA Floxal units provide an effective **mobile inerting system** that reduces the localized concentration of oxygen. **This prevents gas explosions in underground mines**. The mobile system units offer the advantage of being used pro-actively, thus eliminating the risk of spontaneous combustion and at the same time providing unique benefits to the mines in terms of **safety, reliability and cost-effectiveness.** The units are unmanned and are remotely monitored using Air Liquide's tele-monitoring systems.

The first 55 tonnes per day mobile AMSA nitrogen unit went to **Anglo Coal's Dartbrook mine** near Newcastle 300km north of Sydney. This was innovative, being the first of its kind and size to be used for proactive inerting in coal mines around the world. The second unit was commissioned in October at the **Austar mine** 200km north of Sydney, and the third unit will be delivered to **Xstrata Coal's** Oaky Creek mine in Central Queensland next April.

Jean-Pierre Duprieu, Senior Vice-President Asia Pacific and member of Air Liquide's Executive Committee, stated: "***We support our customers in their development by offering innovative custom-made solutions which help them strengthen their efficiency and safety. Mining has been identified as a growth market in Australia and these important successes in this sector with this unique solution illustrate the Group's capacity to grow into new markets and territories."***

__Anglo Coal__, a wholly owned division of Anglo American plc, is one of the largest private sector coal producers in the world. It produces high quality coking coal used for steel production as well as thermal coal for power generation and industrial applications. __Austar__ is a wholly owned subsidiary of Yanzhou Coal Mining Company Limited (Yanzhou) of China. Yanzhou is one of the four largest coal miners in Eastern China, with six underground mines in Shandong Province producing more than 40 million tonnes per annum of coal. __Xstrata__ is a major global diversified mining group headquartered in Switzerland. It produces in excess of 70 million tonnes of coal each year, of which more than 50 million (77%) comes from Australia.

****

Present in 72 countries, __Air Liquide__ is the __world leader__ in industrial and medical gases and related services. The Group offers __innovative solutions__ based on constantly enhanced __technologies__. These solutions, which are consistent with Air Liquide's commitment to __sustainable development__, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on __trust__ and __transparency__ and guided by the principles of __corporate governance__. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted __strong and steady earnings growth__. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).

For further information, please contact:

Corporate Communication
Dominique Maire ☎ + 33 (0)1 40 62 53 56
Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com



AIR LIQUIDE

informations

Paris, 22 décembre 2006

Déclaration des transactions sur actions propres du 18 décembre au 22 décembre 2006

Conformément à la réglementation relative aux rachats d'actions, Air Liquide déclare les transactions suivantes sur actions propres :

Séance de bourse	Nombre de titres	Prix moyen pondéré	Montant
18 décembre	7 000	178.79 €	1 251 564 €
19 décembre	10 000	179.08 €	1 790 826 €
20 décembre	13 000	181.70 €	2 362 148 €
21 décembre	15 000	180.76 €	2 711 378 €
22 décembre	8 000	179.04 €	1 432 346 €
Total sur la période	**53 000**	**180.16 €**	**9 548 262 €**

****

*Avec une présence dans 72 pays, **Air Liquide** est leader mondial des gaz industriels et médicaux et des services associés. Grâce à des **solutions innovantes** s'appuyant sur des **technologies** sans cesse renouvelées, Air Liquide contribue à la fabrication de nombreux produits de la vie quotidienne, à la préservation de la vie et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide, qui compte près de 36 000 collaborateurs, développe avec ses actionnaires des relations de confiance et de **transparence,** dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu **une croissance régulière de ses résultats**. En 2005, son chiffre d'affaires s'est élevé à 10 435 millions d'euros dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

Pour tout renseignement complémentaire, merci de contacter :

Service Actionnaires
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Relations Investisseurs
Robert Shaw ☎ ***+ 33 (0)1 40 62 51 53***

www.airliquide.com



AIR LIQUIDE

information

Paris, 22 December 2006

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 18 December and 22 December 2006

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
18 December	7 000	178.79 €	1 251 564 €
19 December	10 000	179.08 €	1 790 826 €
20 December	13 000	181.70 €	2 362 148 €
21 December	15 000	180.76 €	2 711 378 €
22 December	8 000	179.04 €	1 432 346 €
Period total	**53 000**	**180.16 €**	**9 548 262 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Robert Shaw ☎ *+ 33 (0)1 40 62 51 53*

www.airliquide.com

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : 01 53 45 62 77/48 Fax : 01 53 45 62 68

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**...
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**...
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**...
  - Marché Réglementé (Eurolist) :

  ☒ *Compartiment A* ☐ *Compartiment B* ☐ *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 121.149.189 ...

Nombre total de droits de vote de la société déclarante : ...**121.149.189**...
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : ...**Levée d'options**...
- Date à laquelle cette variation a été constatée : ...**31/12/2006**...

Lors de la précédente déclaration en date du ...**30/11/2006**...

- le nombre total d'actions était égal à ...**120.972.084**...
- le nombre total de droits de vote était égal à ...**120.972.084**...

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 5 janvier 2007
Signature
Philippe de SAINT-OURS
Directeur du Service actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	05/01/2007
N° Avis	PAR_20070105_5888_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 94183 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 09/01/2007.

Ancien nombre de titres en circulation:	121055006
Nombre de titres à admettre:	94183
Nouveau nombre de titres en circulation:	121149189
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

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CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	05/01/2007
Notice	PAR_20070105_5888_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

94183 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 09/01/2007:

Old number of outstanding shares:	121055006
Number of shares to be listed:	94183
New number of outstanding shares:	121149189
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	18/12/2006
N° Avis	PAR_20061218_5669_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 51295 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 20/12/2006.

Ancien nombre de titres en circulation:	121003711
Nombre de titres à admettre:	51295
Nouveau nombre de titres en circulation:	121055006
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

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CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	18/12/2006
Notice	PAR_20061218_5669_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

51295 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 20/12/2006:

Old number of outstanding shares:	121003711
Number of shares to be listed:	51295
New number of outstanding shares:	121055006
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

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